RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

REPORT FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2005

*	Net profit more than doubles year on year to US$41 million

*	Attributable gold production up 54% year on year at a total cash cost of US$211/oz

*	Randgold Resources opens Loulo, its second new mine in 5 years

*	Loulo Underground Development scheduled to start this year

*	Morila ends year with strong performance

*	Resources added at both operations

*	Exploration expands opportunities across Africa

*	Balance sheet strengthened following successful equity raising

Randgold Resources Limited has 68.1 million shares in issue as at 31 December 2005

SUMMARISED FINANCIAL INFORMATION

US$000	Unaudited quarter ended 31 Dec 2005	Unaudited quarter ended 30 Sep 2005	Unaudited quarter ended 31 Dec 2004
Gold sales revenue	60 553	31 000	33 675
Total cash costs*	30 238	13 941	12 356
Profit from mining activity*	30 315	17 059	21 319
Profit from operations*	18 299	9 225	14 222
Profit on ordinary activities before taxation	16 761	9 219	15 185
Net profit	12 426	9 219	15 185
Net profit attributable to
equity shareholders	10 077	9 219	15 185
Net cash generated from operations	13 486	5 360	14 310
Bank and cash	152 452	45 022	78 240

	Unaudited 12 months ended 31 Dec 2005	Unaudited 12 months ended 31 Dec 2004
US$000		(restated)
Gold sales revenue	151 502	73 330
Total cash costs*	68 743	37 480
Profit from mining activity*	82 759	35 850
Profit from operations*	46 800	10 262
Profit on ordinary activities before taxation	45 222	18 793
Net profit	40 887	18 793
Net profit attributable to equity shareholders	38 538	18 793
Net cash generated from operations	29 736	4 291
Bank and cash	152 452	78 240

COMMENTS

Net profit for the year ended 31 December 2005 of US$40.9 million is more than double that of the previous year ended 31 December 2004 (US$18.79 million), mainly as a result of the improved profit from mining offset by an increase in exploration and corporate expenditure, increased depreciation charges and the first income tax charge for Morila. Net profit for the quarter ended December 2005 of US$12.4 million is down by US$2.7 million compared to the corresponding quarter in 2004 mainly as a result of Morila’s tax holiday coming to an end and once off charges totalling US$4.7 million in respect of accounting provisions at Morila against slow moving stock and receivables and the settlement of a dispute of indirect taxes. Net profit is up US$3.2 million compared to the September quarter due to the start up of Loulo which commenced production on 1 November 2005.

Comparing the profit from mining activities for the year ended 31 December 2005 to the corresponding year ended 31 December 2004, shows an improvement of US$46.9 million, which is attributable to Loulo commencing commercial operations, as well as the improved gold prices received in 2005. Similarly gold sales revenue increased by 106% in 2005 compared to 2004 mainly as a result of the 314 831 attributable ounces from Loulo and Morila compared to 204 194 ounces in 2004 plus the effect of the higher gold prices experienced in 2005.

Profit from mining activities for the quarter ended December 2005 compared to the corresponding period ended December 2004 increased by US$9 million mainly as a result of Loulo coming into production in November 2005. Profit from mining in the quarter increased from US$17 million in the third quarter of 2005 to US$30 million due to a contribution of US$19.5 million from Loulo. This was partially offset by increased unit costs at Morila due to lower grade processed as per the mine plan in the fourth quarter as well as the once off charges at Morila referred to above. While the attributable ounces sold quarter on quarter were down 8 002 ounces at Morila the 67 984 ounces from Loulo plus the impact of the average gold price of US$489 per ounce compared to US$410 per ounce for the quarter ended December 2004, resulted in an 80% improvement in gold revenue.

Main balance sheet movements for the year ended 31 December 2005 include the following:

*	Increases in property, plant and equipment relates mainly to costs associated with the development of the Loulo mine;

*	The increase in stockpiles included in non-current assets relates to Morila and is in line with the Morila life of mine plan. Stockpiles included in current assets reflect the Loulo stockpile of US$9 million which was raised in November 2005 when the production phase commenced;

*	The US$11.2 million reduction in the deferred stripping balance reflects the low stripping ratio at Morila compared to the long-term average;

*	The increase in receivables includes US$12.2 million of advances made to the main contractor at Loulo, MDM Ferroman (Pty) Ltd (‘‘MDM’’). MDM was the contractor responsible for construction of the Loulo mine until the main construction contract was taken back on 30 December 2005. Significant uncertainties exist relating to the value of securities supporting US$5.2 million of the US$12.2 million, the outcome of a claim against MDM for sums advanced over and above the lump sum contract and the outcome of a purported counterclaim by MDM to support the additional sums advanced. More detail is given in the note to the balance sheet. The increase in receivables is also due to fuel duties at Loulo amounting to US$3.4 million at 31 December 2005, indirect tax receivables at Morila of US$3.3 million, as well as a trade receivable at Loulo of US$4.2 million relating to the last gold sale for the year;

*	The increase in cash and cash equivalents results from funds received as part of the equity raising which was completed in November 2005;

*	The increase in financial liabilities relating to forward gold sales reflects an increase in the negative marked-to-market valuation of contracts held at 31 December 2005. The negative impact relates to the significant rise in the gold price, which was US$513/ounce at 31 December 2005;

*	The increase in the provision for rehabilitation reflects a provision for the Loulo closure cost obligation of US$5.5 million which has been recognised. The related charge has been recognised as part of the development cost;

*	The increase in current liabilities is primarily due to the short-term portion of the Somilo project finance loan of US$19.2 million repayable within one year.

OPERATIONS

Morila

Morila produced 651 110 ounces of gold for the year, outstripping 2004’s production by some 140 000 ounces. Slightly higher grade than budgeted as well as increased recoveries combined with an increased milling rate led to earlier forecasts being exceeded. The plant is still not operating at full expanded capacity as maintenance and throughput issues relating to the expansion are still being dealt with. Monthly throughput in the second half of the year increased by almost 10% over the first half indicating that the remedial action was taking effect. Costs were reasonably well contained given prevailing increases in input costs and cash operating costs before adjusting for exceptional costs relating to provisions and indirect taxes were US$189/ounce, slightly up from last year's costs of US$158/ounce. Total cash costs were US$326/oz for the quarter and US$221/ounce for the year, after the adjustments discussed above.

Mill throughput for the fourth quarter was negatively affected by mill re-linings and power disruptions. Good mining performance in the last quarter allowed the mine to catch up the production lost in the third quarter as a result of an unprocedural strike by the mining contractor’s employees.

Morila results US$000	Quarter Ended 31 Dec 2005	Quarter ended 30 Sept 2005	Quarter ended 31 Dec 2004
Mining
Tonnes mined (000)	6 798	2 976	7 820
Ore tonnes mined (000)	2 199	1 194	2 209
Milling
Tonnes processed (000)	946	1 010	1 012
Head grade milled (g/t)	5.2	5.8	7.5
Recovery (%)	90.8	91.4	92.6
Ounces produced	146 049	172 901	226 679
Average price received (US$/oz)	485	443	410
Cash operating costs* (US$/oz)	290	166	109
Total cash costs* (US$/oz)	326	197	136
Cash profit (US$000)	27 418	42 648	53 298
Attributable (40% proportionately consolidated)
Gold revenue	29 865	31 000	33 675
Ounces produced	58 420	69 160	90 672
Cash profit (US$000)	10 967	17 059	21 31

Morila results US$000	12 months ended 31 Dec 2005	12 months ended 31 Dec 2004
Mining
Tonnes mined (000)	24554	26596
Ore tonnes mined (000)	7041	5335
Milling
Tonnes processed (000)	3763	3512
Head grade milled (g/t)	5.9	5.2
Recovery (%)	91.7	87.9
Ounces produced	651110	510485
Average price received (US$/oz)	449	382
Cash operating costs* (US$/oz)	189	158
Total cash costs* (US$/oz)	221	184
Cash profit (US$000)	158528	89625
Attributable (40% proportionately consolidated)
Gold revenue	120814	73330
Ounces produced	260444	204194
Cash profit (US$000)	63411	35850

*	Refer to explanation of non-GAAP measures provided.

Results from resource extension drilling in the south of the pit and in the pit wall were incorporated into the orebody model and have contributed significantly to the increase in mineral resources during the year. The mineralisation is still open to the south and is currently being drilled out.

The resource base for Morila at end 2005 is tabulated below with a comparison to figures as at end 2004. The resource depletion as a result of mining activities during the year was all but replaced by the delineation of additional resources.

An updated reserve statement will be published as part of the group’s annual resource/reserve tabulation at the end of the current quarter.

Morila Resources — 31 December 2005

Measured, indicated and inferred mineral resources		Tonnes (Mt) 2005	Tonnes (Mt) 2004	Grade (g/t) 2005
Morila	Measured	20.06	17.32	2.73
	Indicated	14.01	11.96	3.00
Sub-total	Measured and indicated	34.07	29.28	2.84
	Inferred	3.78	4.47	3.19

Measured, indicated and inferred mineral resources		Grade (g/t) 2004	Gold (Mozs) 2005	Gold (Mozs) 2004	Attributable gold (40%) (Mozs)
Morila	Measured	2.95	1.76	1.64
	Indicated	3.56	1.35	1.37
Sub-total	Measured and indicated	3.20	3.11	3.01	1.24
	Inferred	3.79	0.39	0.54	0.16

A 40 000 metre plus regional exploration programme is currently underway which aims to find another Morila within the 200km2 lease area. Only a few results have been obtained to date, the most interesting being SED002 which was drilled on the edge of the possible extension of the high grade axis identified in the pit. While economic mineralisation was not encountered, a broad anomalous halo with 10 metres at grades greater than 1g/t has given encouragement to pursue this target further.

Loulo

Mining operations continued to focus on the Yalea pit during the quarter to maintain a supply of softer ore for the plant. Stockpiles at 31 December 2005 comprised 661 833 tonnes at 2.94g/t.

Production statistics are:

Loulo results US$000	Quarter Ended 31 Dec 2005	12 months ended 31 Dec 2005
Mining
Tonnes mined (000)	4 149	12 096
Ore tonnes mined (000)	537	1 213
Milling
Tonnes processed (000)	551	551
Head grade milled (g/t)	4.5	4.5
Recovery (%)	94.3	94.3
Ounces produced	67 984	67 984
Average price received (US$/oz)	499	499
Cash operating costs* (US$/oz)	137	137
Total cash costs* (US$/oz)	165	165
Cash profit (US$000)	19 485	19 485
Gold revenue	30 688	30 688

Randgold Resources owns 80% of Loulo with the Government of Mali owning 20%. Attributable production for the year is 54 387 ounces.

*	Refer to explanation of non-GAAP measures provided.

The Phase 1 plant operation has been satisfactory, despite the lack of completion of certain areas of the facility. Throughput, recovery and reagent utilisation have all met forecast levels. The operational team continues to meet its objectives, while the construction team picks up the pieces of the remaining construction work on Phase 1 and the challenge to put the Phase 2 hard ore crushing plant back on track.

The operation of the softer ore Phase 1 circuit will be extended through:

* Utilisation of current soft ore stockpiles plus ore to be mined;

* The use of mobile crushing facilities, which we have already established on site, to break down the harder material fraction, which increases as the mining horizon deepens in the Yalea pit. This will allow transitional ore to be fed through the soft ore crusher;

* Further infill drilling to facilitate grade control mapping at the P129 pit will allow this softer ore resource to be brought into the production mix next quarter.

Manpower build-up is nearing its peak following Loulo’s first commercial sale of gold. Although the construction workforce is reducing on the Phase 1 plant, this resource is being re-deployed on the Phase 2 construction work. We continue to provide further on-the-job training to local employees in the plant area to improve their skill levels.

At Yalea, 21 diamond drill holes were completed for a total of 13 038 metres this quarter. Holes concentrated on extending the ‘‘purple patch’’ high grade zone with depth, infilling and better delineating the southern sub vertical high grade shoot. Results received for the quarter are shown below.

Hole ID	From	To	Intersection width (m)	Grade (g/t)	Selected unit*
YDH233w	530.30	534.15	3.85	6.99
YDH232	459.70	471.10	11.40	7.43	2.5m @ 10.92g/t
YDH231	463.00	468.90	5.90	6.56
YDH246	701.30	711.30	10.00	7.29	4.30m @ 10.11g/t
YDH191	676.00	698.38	22.38	7.79	4.70m @ 13.91g/t
YDH243	286.30	298.70	12.40	2.36
YDH221	174.20	192.00	17.80	4.39	2.83m @ 7.36g/t
YDH222	118.06	123.94	5.88	3.04
YDH248	487.25	493.10	5.85	8.36
YDH236	261.00	261.43	0.43	14.01	Partially faulted
YDH223	766.50	800.35	33.85	8.31	19.26m @ 12.24g/t
YDH217	780.26	801.75	21.49	8.53	6.73m @ 12.74g/t
YDH247	464.13	504.98	40.85	6.93	7.00m @ 8.89g/t
YDH230	829.39	838.40	9.01	3.67	4.11m @ 5.46g/t
YDH190	773.00	780.00	7.00	10.11
YDH190	813.32	825.36	12.04	4.6	9.26m @ 5.47g/t
YDH190W	742.05	774.05	32.00	5.50	5.6m @ 15.8g/t
YDH170	732.60	745.70	13.10	3.50	6.50m @ 5.20g/t
YDH245	478.70	490.34	11.64	6.26
YDH225	764.66	766.26	1.60	3.93	Partially faulted
YDH237	740.58	745.35	4.77	23.48

*	Selection based on geology and grade

Updated Resources

Based on all drilling completed to November 2005 which does not include some of the drill results in the table above, and mining to end of December 2005, the resources have been updated and are presented below:

Loulo Resources — 31 December 2005

Measured, indicated and inferred Mineral resources		Tonnes (Mt) 2005	Tonnes (Mt) 2004	Grade (g/t) 2005	Grade (g/t) 2004	Gold (Mozs) 2005	Gold (Mozs) 2004	Attri- butable gold (Mozs)
Loulo 0, Yalea, satellites and stockpiles	Measured	16.81	16.50	3.89	3.96	2.10	2.10
	Indicated	41.74	16.67	4.49	3.93	6.02	2.11
Sub-total and indicated	Measured	58.55	23.34	4.31	3.95	8.12	4.21	6.50
	Inferred	9.61	26.31	2.83	4.53	0.88	3.83	0.70

Total resources have therefore increased from 8.04 Mozs at the end of 2004 to 9 Mozs, a 12% increase despite the depletion of 73 500 ounces from ore fed to the plant.

The big increase has occurred in the quantity of Measured and Indicated resources from 4.21 Mozs to 8.12 Mozs mainly as a result of the infill drilling programme in the Yalea and Loulo underground projects.

An updated reserve, which will include the latest drilling results, will be published as part of the group’s annual resource/reserve tabulation at the end of the current quarter.

Construction

Construction of the Phase 1 circuit is sufficiently advanced to allow us to produce gold steadily from the circuit on a soft ore feed. The overall Phase 1 circuit has not yet achieved completion, however throughput on continuous operations has now stabilised around 7 000 tonnes per day. Both ball mills are running along with the bulk of the gold recovery circuit. The carbon regeneration circuit will be commissioned in January 2006.

The first commercial shipment of bullion took place on 7 November 2005, initiating the start of a five-year tax holiday for the mine as prescribed by Mali’s mining code.

All 15 generator sets in the power plant are available and there is sufficient stable and consistent power for operational requirements.

Due to a failure on the part of MDM to meet its commitments on the Loulo project, the main construction contract was taken back from MDM on 30 December 2005. Randgold Resources project management team is now handling the day to day management of the construction activities.

Civil works on the Phase 2 development are progressing with the completion of the crushing circuit expected in the second quarter of 2006. The primary crusher is on site and the secondary and tertiary crushers are being shipped for delivery to site in February 2006. Additional manpower and mobile cranes are being mobilised to site to ensure sufficient resources are available to complete the construction of the crushing plant timeously.

PROJECTS AND EVALUATION

Loulo Gold Mine Project
Loulo Underground Development Study

Good progress has been made with the underground project at Loulo. A detailed internal review has been completed on all aspects of the feasibility study.

Several modifications to the original design have been approved:

*	The use of a conveyor belt for transporting both waste and ore from the underground section to surface. This configuration offers numerous benefits, the most prominent being the ability to increase production rates beyond what is possible by underground fleet transport;

*	Decline design incorporating long straight sections at an inclination of -9 degrees;

*	The size of the decline has been changed to a 6.5 metre wide and 4.5 metre high decline which allows a larger cross sectional ventilation intake area and accommodates the proposed conveyor system;

*	Indications at this stage are that while we will develop the Loulo 0 boxcut and initial portion of the decline simultaneously with the Yalea boxcut and decline, we would focus on the development of the Yalea mine and schedule the Loulo 0 development based on ore feed requirements later;

*	Current mine scheduling indicates LOM production that goes beyond 2020 and averages more than 250 000 ounces per annum;

*	A site visit by the prospective contractors has taken place and award of the contract is expected towards the end of March 2006.

The capital programme for 2006 of some US$20 million has been approved and will allow for site establishment, purchase of mining equipment and establishment of the portal and declines. Portal construction will start in the third quarter and the main decline development should access first development ore in 2007.

Tongon Project

We have continued our preparations for a return to the Côte d’Ivoire. Notwithstanding recent events, there is evidence of a new optimism that, with the appointment of a new Prime Minister, the requisite conditions would be in place to proceed to elections towards the end of the year. We recently visited the project site and ascertained that while infrastructure had deteriorated it would be relatively simple to restore our project office and site accommodation so we can complete the bankable feasibility study as planned. We plan to meet with the relevant parties as soon as conditions allow in order to obtain approval to start some preliminary work before the wet season in advance of the planned general election after which we would mobilise a comprehensive programme to complete the definitive feasibility study.

EXPLORATION ACTIVITIES

At Loulo, we continue to build the resource base which is now nine million ounces. Exploration confirms the prospectivity of the permit following drilling at Faraba and P64. At Faraba, 12 out of a planned 34 RC drillholes have been completed for a total of 1 844 metres. This drilling has so far tested 800 metres of the four kilometre strike length of the target. Results include: FARC004 — a broad intersection of 78 metres at 1.60g/t with 57 metres at 2.05g/t and higher-grade inclusions of seven metres at 6.43g/t and five metres at 4.87g/t. FARC006 — a broad intersection of 52 metres at 2.41g/t with 28 metres at 3.49g/t and higher grade inclusions of 6 metres at 11.3g/t. FARC021 — 27 metres at 4.14g/t and FARC022 — 92 metres at 1.69g/t with higher grade inclusions of 11 metres at 5.55g/t and 6 metres at 3.22g/t. At P64 seven holes for 1097 metres were completed testing a 300 metre strike. Results include; P64RC05 — a broad intersection of 81 metres at 1.75g/t including four metres at 12.60g/t and five metres at 6.86g/t and P64RC06 — a broad intersection of 71 metres at 1.67g/t including 14 metres at 5.45g/t and 16 metres at 2.07g/t. Drilling continues on both targets.

At Sitakily, 21 kilometres east of Loulo, first phase reconnaissance diamond drilling started just prior to the Christmas shut-down. One hole was completed and intersected a 30 metre zone of altered felsic porphyry.

At Morila, an exploration strategy has been developed with the primary aim of providing an assessment of the full global upside resource potential within the greater Morila lease area which will in turn drive future mine planning. A 40 000 metre regional drilling tender has been awarded to Boart Longyear and will start in 2006.

In South Mali, we have started a hyperspectral study over Morila and surrounding area with the aim of identifying spectral and structural signatures associated with the mineralisation as well as remodelling of our geophysical data to develop a three dimensional model and the identification of conceptual targets for drilling by the second quarter of 2006.

In Senegal, we are busy evaluating a portfolio of 31 targets, after rejecting a total of seven targets last quarter. Of these, Bambaraya has over 800 metres of surface mineralisation defined and further infill drilling is required on the plus three kilometre Sofia target.

In Burkina Faso, exploration work has started on our expanded portfolio which includes eight new permits, giving a total land position of 2 070km². This now consolidates our ground holding along the southern half of the Markoye Fault system which already hosts eight million ounces in six deposits.

We are ready to recommence exploration work in Ghana where an agreement has been reached with Central Goldfields on a permit in the Sefwi belt along strike from Newmont’s Ahafo project. A further three applications totalling 7 067km² have been approved by the Minerals Commission and Inter-Ministerial Committee.

Our strategy in Tanzania has paid off with the awarding of the Kiabakari exploration license and the conclusion of the joint venture with Tangold. We now dominate the land position in the Musoma Greenstone Belt. Drill rigs are booked to start a preliminary reconnaissance phase of drilling at Kiabakari and continue testing conceptual models beneath complex regolith cover.

	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	quarter	quarter	quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sept	31 Dec	31 Dec	31 Dec
US$000	2005	2005	2004	2005	2004
					(restated)
REVENUE
Gold sales	60 553	31 000	33 675	151 502	73 330
OTHER INCOME
Interest income	1 067	308	269	2 064	1 033
Exchange gains	25	179	734	413	808
Other income	194	159	215	1 303	1 502
Profit on sale of
Syama	—	—	—	—	7 070
Total other income	1 286	646	1 218	3 780	10 413
Total revenue	61 839	31 646	34 893	155 282	83 743
COSTS AND EXPENSES
Mine production Costs	26 822	11 608	11 140	66 611	37 468
Movement in production inventory and ore stockpiles	(9 415)	(3902)	(3 957)	(27 137)	(8 512)
Transfer from/(to) deferred stripping	5 951	2 374	307	11 198	(3 999)
Depreciation and amortisation	4 733	2 275	1 871	11 910	8 738
Transport and refinery costs	162	68	93	360	233
Royalties	3 994	2 158	2 499	10 273	5 304
General and administration expenses	2 724	1 635	2 359	7 438	6 809
Exploration and corporate expenditure	6 715	4 993	4 739	21 802	15 529
Provision for rehabilitation	(125)	117	(85)	254	177
Interest expense	997	219	349	1 861	1 623
(Gain)/loss on forward gold sales	—	(54)	(680)	(54)	(2 232)
Share-based payment§	568	566	487	2 247	1 321
Exchange losses	416	332	—	2 487	1 422
Other expenses	1 536	38	586	810	1 069
	45 078	22 427	19 708	110 060	64 950
Profit on ordinary activities before taxes	16 761	9 219	15 185	45 222	18 793
Income tax	(4 335)	—	—	(4 335)	—
Net profit	12 426	9 219	15 185	40 887	18 793
Attributable to:
Equity shareholders	10 077	9 219	15 185	38 538	18 793
Minority shareholders	2 349	—	—	2 349	—
Basic earnings per share (US$)	0.15	0.15	0.26	0.62	0.32
Fully diluted earnings per share (US$)	0.15	0.15	0.25	0.60	0.32
Average shares in issue (000)	65 311	59 723	59 212	61 702	58 871

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

§	Reflects adoption of IFRS 2: Share-based payments.

CONSOLIDATED BALANCE SHEET

US$000	Unaudited at 31 Dec 2005	Unaudited at 30 Sept 2005	Unaudited at 31 Dec 2004
(restated)
Assets
Non-current assets
Property, plant and equipment	202 636	188 392	129 854
Cost	235 592	217 354	151 639
Accumulated depreciation and amortisation	(32 956)	(28 962)	(21 785)
Deferred stripping costs	2 560	5 513	8 514
Long-term ore stockpiles	27 868	27 516	12 054
Total non-current assets	233 064	221 421	150 422
Current assets
Deferred stripping costs	1 127	4 124	6 370
Inventories and stockpiles	33 330	10 370	9 762
Receivables	47 937	50 491	23 667
Cash and cash equivalents	152 452	45 022	78 240
Total current assets	234 846	110 007	118 039
Total assets	467 910	331 428	268 461
Shareholders' equity	309 737	212 141	191 169
Minority interest equity	1 395	(954)	(954)
Total shareholders’ equity	311 132	211 187	190 215
Non-current liabilities
Long-term borrowings	49 538	58 848	40 718
Loans from minority shareholders in subsidiaries	2 483	2 448	2 575
Financial liabilities — forward gold sales	34 151	22 796	15 448
Deferred income tax liabilities	1 227	—	—
Provision for environmental rehabilitation	9 480	8 997	3 701
Total non-current liabilities	96 879	93 089	62 442
Current liabilities
Financial liabilities — forward gold sales	8 939	3 683	220
Current portion of long-term borrowings	22 991	10 716	1 156
Accounts payable and accrued liabilities	27 969	12 753	14 428
Total current liabilities	59 899	27 152	15 804
Total equity and liabilities	467 910	331 428	268 461

Note: Significant uncertainties relating to transactions with a contractor

The directors believe that the group is entitled to recover US$30 million from MDM Ferroman (Pty) Ltd (‘‘MDM’’), the contractor responsible for construction of the Loulo mine (‘‘the Project’’) until the main construction contract was taken back on 30 December 2005. This comprises payments totalling US$17.8 million which have been capitalised as part of the cost of the Project and advances of US$12.2 million included in Receivables. Of this latter amount, US$5.2 million is secured by various fixed assets, debtors, bank accounts and personal guarantees, and US$7 million is secured by performance bonds.

In addition to legal action being instituted against MDM and related entities to recover these funds from MDM, the company has obtained a provisional liquidation order against MDM based on an initial claim of US$26 million, and an attempt by MDM to have the provisional winding up order rescinded was dismissed on 3 February 2006. Recovery of the full amount from MDM is dependent on the liquidation process and the successful conclusion of the legal action referred to above. The directors believe that the company has sufficient security to recover the full amount of US$12.2 million, but the ultimate value of the security cannot presently be determined. The consolidated financial statements do not reflect any additional provision that may be required if the security is found to be worth less than the receivable.

On 22 January 2006, MDM purported to submit a claim amounting to US$29 million in respect of variations, extension of time and additional costs incurred in respect of the Project. This claim has not been submitted in terms of the provisions of the contract, which is a fixed lump sum turnkey project, and the directors believe that, apart from variations already agreed, no additional amounts are due to MDM. However, the ultimate outcome of this matter cannot presently be determined. In the unlikely circumstance that the resolution of this dispute is in MDM’s favour, this could have a negative impact on the amounts recorded in the consolidated financial statements.

CONSOLIDATED CASHFLOW STATEMENT

	Unaudited 12 months ended 31 Dec 2005	Unaudited 12 months ended 31 Dec 2004
US$000		(restated)
Profit on ordinary activities beforetaxation and minority interest	45 222	18 793
Adjustment for non-cash items	25 564	(1 918)§
Working capital changes	(41 050)	(12 584)
Net cash generated from operations	29 736	4 291
Additions to property, plant and equipment	(79 167)	(69 438)
Financing of contractors	(12 169)	—
Movement in restricted cash	—	3 882
Disposal of Syama — net of cash disposed	—	8 571
Net cash utilised in investing activities	(91 336)	(56 985)
Ordinary shares issued	105 248	2 133
Increase/(decrease) in long-term borrowings	30 564	23 326
Net cash generated by financing activities	135 812	25 459
Net increase/(decrease) in cash and cash equivalents	74 212	(27 235)
Cash and cash equivalents at beginning of period	78 240	105 475
Cash and cash equivalents at end of period	152 452	78 240

§	Reflects adoption of IFRS 2: Share-based payment.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital US$000	Share premium US$000	Other reserves US$000	Accumulated profits US$000	Minority interest US$000	Total equity
Balance — 31 Dec 2004 (as previously reported)	59 226 694	2 961	102 342	(15 668)	101 534	(954)	190 215
Adoption of IFRS2 share-based payments	—	—	—	1 321	(1321)	—	—
Balance — 31 Dec 2004	59 226 694	2 961	102 342	(14 347)§	100 213§	(954)	190 215
Mar 2005 Net profit	—	—	—	—	12 120	—	12 120
Share-based payments	—	—	—	288	—	—	288
Movement on cash flow hedges	—	—	—	1 690	—	—	1 690
Share options exercised	176 800	9	538	—	—	—	547
June 2005 Net profit	—	—	—	—	7 122	—	7 122
Share-based payments	—	—	—	823	—	—	823
Movement on cash flow hedges	—	—	—	(52)	—	—	(52)
Share options exercised	35 400	2	88	—	—	—	90
Restricted shares issued as remuneration #	161 735	8	—	—	—	—	8

	Number of ordinary shares	Share capital US$000	Share premium US$000	Other reserves US$000	Accumulated profits US$000	Minority interest US$000	Total equity
Treasury shares held by company #	(107 825)	(5)	—	—	—	—	(5)
Shares vested #	—	—	735	(735)	—	—	—
Balance — 30 June 2005	59 492 804	2 975	103 703	(12 333)	119 455	(954)	212 846
Sept 2005 Net profit	—	—	—	—	9 219	—	9 219
Share-based payments	—	—	—	566	—	—	566
Movement on cash flow hedges	—	—	—	(12 503)	—	—	(12 503)
Share options exercised	345 160	17	1 042	—	—	—	1 059
Balance — 30 Sept 2005	59 837 964	2 992	104 745	(24 270)	128 674	(954)	211 187
Dec 2005 Net profit	—	—	—	—	10 077	2 349	12 426
Share-based payments	—	—	—	566	—	—	566
Movement on cash flow hedges	—	—	—	(16 602)	—	—	(16 602)
Share options exercised	59 900	3	170	—	—	—	173
Shares vested #	50 000	3	694	(694)	—	—	3
Capital raising	8 125 000	406	109 281	—	—	—	109 687
Costs associated with capital raising	—	—	(6 308)	—	—	—	(6 308)
Balance — 31 Dec 2005	68 072 864	3 404	208 582	(41 000)	138 751	1 395	311 132

#	Restricted shares were issued to directors as remuneration. Of these shares, 103 910 have vested, while the remainder of the shares are still held by the company as treasury shares. The transfer between ‘‘other reserves’’ and ‘‘share premium’’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

§	Reflects adoption of IFRS 2: Share-based payment.

NON-GAAP MEASURES

Total cash costs and cash cost per ounce are non-GAAP measures. We have calculated total cash costs and total cash costs per ounce using guidance issued by the Gold Institute. The Gold Institute was a non profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping, and royalties. The transfer to and from deferred stripping is calculated based on the actual historical waste stripping costs, as applied to a life of mine estimated stripping ratio. The costs of waste stripping in excess of the life of mine estimated stripping ratio, are deferred, and charged to production, at the average historical cost of mining the deferred waste, when the actual stripping ratio is below the life of mine stripping ratio. The net effect is to include a proportional share of total estimated stripping costs for the life of the mine, based on the current period ore mined.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. We have calculated total cash costs and total cash costs per ounce on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS or US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS and US GAAP, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Profit from mining activity is calculated by subtracting total cash costs from gold sales revenue for all periods presented.

Profit from operations is calculated by subtracting depreciation and amortisation charges and exploration and corporate expenditure, as well as share-based payment from profit from mining activity.

The following table reconciles total cash costs, as a non-GAAP measure, to the information provided in the income statement,determined in accordance with IFRS, for each of the periods set forth below:

	Unaudited quarter ended 31 Dec 2005	Unaudited quarter ended 30 Sept 2005	Unaudited quarter ended 31 Dec 2004	Unaudited 12 months ended 31 Dec 2005	Unaudited 12 months ended 31 Dec 2004
US$000					(restated)
Gold sales
Revenue	60 553	31 000	33 675	151 502	73 330
Mine production costs	26 822	11 608	11 140	66 611	37 468
Movement in production inventory and ore stockpiles	(9 415)	(3 902)	(3 957)	(27 137)	(8 512)
Transfer from/ (to) deferred stripping	5 951	2 374	307	11 198	(3 999)
Transport and refinery costs	162	68	93	360	233
Royalties	3 994	2 158	2 499	10 273	5 304
General and administration expenses	2 724	1 635	2 274	7 438	6 986
Total cash costs	30 238	13 941	12 356	68 743	37 480
Profit from mining activity	30 315	17 059	21 319	82 759	35 850
Depreciation and amortisation	4 733	2 275	1 871	11 910	8 738
Exploration and corporate expenditure	6 715	4 993	4 739	21 802	15 529
Share-based payment	568	566	487	2 247	1 321
Profit from operations	18 299	9 225	14 222	46 800	10 262

RECONCILIATION TO US GAAP

The preliminary condensed financial statements presented in this report have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (US GAAP). The effect of applying US GAAP to net income and shareholders’ equity is set out in the following table:

Reconciliation of net income (US$000)	12 months 31 Dec 2005	12 months 31 Dec 2004
Net income attributable to equity shareholders under IFRS	38 538	18 793
Share-based payment compensation#	1 060	2 011
Exploration and evaluation costs*	(3 179)	(3 916)
Net income under US GAAP	36 419	16 888
Movement in cash flow hedges during the period	(27 465)	(8 265)
Comprehensive income under US GAAP	8 954	8 623
Basic earnings per share under US GAAP (US$)	0.59	0.15
Fully diluted earnings per share under US GAAP (US$)	0.57	0.15
Reconciliation of shareholders’ equity (US$000)
Shareholders’ equity under IFRS	309 737	191 169
Exploration and evaluation costs*	(7 095)	(3 916)
Shareholders’ equity under US GAAP	302 642	187 253

*	Drilling costs of US$3.2 million relating to the underground development study at Loulo have been capitalised under IFRS in the first half of 2005 (2004 full year: US$3.9 million). Under US GAAP, these costs have not been capitalised since they did not relate to the addition of reserves as defined in SEC Industry Guide 7. A final feasibility study was completed in July 2005 which resulted in the creation of additional reserves. In the period subsequent to the final feasibility study, the accounting treatment of costs on this project under IFRS and US GAAP has been the same.

#	These adjustments include differences between accounting for share-based compensation under IFRS and US GAAP. Prior to 1 January 2005, there was no requirement to recognise share option compensation expenses under IFRS, although there was such a requirement under US GAAP and APB 25. The group adopted IFRS 2, accounting for share-based payment from 1 January 2005, in accordance with the Standard’s transitional provisions. The method of calculation of the expenses is different under IFRS and US GAAP, and an adjustment for US GAAP has accordingly been made.

ACCOUNTING POLICIES

The financial information in this report has been prepared in accordance with the group’s accounting policies, which comply with IFRS and are consistent with the prior period, except for the adoption of IFRS 2.

Joint ventures are those investments in which the group has joint control and are accounted for under the proportional consolidation method. Under this method, the proportion of assets, liabilities, income and expenses and cash flows of each joint venture attributable to the group are incorporated in the consolidated financial statements under appropriate headings. Inter-company accounts and transactions are eliminated on consolidation.

The group adopted IFRS 2, accounting for share-based payment from 1 January 2005. The Standard requires an entity to recognise share-based payment transactions in its financial statements. The comparatives have been adjusted accordingly. The effect of the change is a charge of US$2.2 million for the year ended 31 December 2005 and a charge of US$1.3 million for the year ended 31 December 2004. There is no impact on equity.

This report does not constitute the company's full consolidated financial statements for the year ended 31 December 2005, which will be approved by the board and reported on by the auditors on or around 10 March 2006.

FORWARD COMMODITY CONTRACTS

The group’s hedging position which all relates to the Loulo project financing, was as follows at 31 December 2005:

Maturity date	Forward sales ounces	Forward sales average
US$/oz
Year ended 2006	93 498	431
Year ended 2007	116 004	438
Year ended 2008	80 498	431
Year ended 2009	75 000	430
Total	365 000	433

This represents approximately 37% of planned open pit production at Loulo for the period that the project finance is in place. In the current gold price environment, it is the company’s intention to take advantage of current spot prices and roll out longer dated forward sales contracts at the appropriate times.

Morila’s production is completely exposed to spot gold prices.

PROSPECTS

Life of mine scheduling at Morila anticipates gold production to be in excess of 500 000 ounces for 2006. Plans are in place to complete the hard rock crushing circuit at Loulo in the second quarter and the forecast gold production for the year of 250 000 ounces is still considered achievable. Randgold Resources is targeting a 25% increase over 2005’s attributable gold production at an estimated total cash cost of approximately US$270/ounce, depending on successful crusher commissioning and gold price assumptions which impact on royalties. Work is underway on the Loulo underground project and US$20 million capital has been budgeted for development and equipment in 2006.

A busy exploration programme is planned for 2006 with work being undertaken in six African countries (Mali, Senegal, Burkina Faso, Ghana, Côte d’Ivoire and Tanzania). At Loulo, in addition to the underground project exploration will concentrate on follow-up programmes on new targets and satellite ore bodies.

The company has significant cash resources of US$150 million to fund the Loulo underground project as well as to pursue other growth opportunities.

DM Bristow	RA Williams
Chief executive	Financial director

6 February 2006

Registered office: La Motte Chambers, La Motte Street, St Helier, Jersey JE1 1BJ, Channel Islands

Web-site: www.randgoldresources.com

Registrars: Computershare Investor Services (Channel Islands) Limited, PO Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands

Transfer agents: Computershare Services PLC, PO Box 663, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR

Investor and media relations: For further information contact Kathy du Plessis on Telephone +27 (11) 728-4701, Fax +27 (11) 728-2547, e-mail: randgoldresources@dpapr.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed in amended form with the United States Securities and Exchange Commission (the ‘SEC’) on 27 October 2005. Randgold Resources assumes no obligation to update information in this release. Cautionary note to US investors; the ’SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘‘resources’’, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.